

April 9, 2024

William Heissenbuttel
President and Chief Executive Officer
Royal Gold, Inc.
1144 15th Street, Suite 2500
Denver, CO 80202

> **Re: Royal Gold, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2023**
> **Form 10-K/A for the Fiscal Year Ended December 31, 2023**
> **File No. 001-13357**

Dear William Heissenbuttel:

We have reviewed your filing and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K/A for the Fiscal Year Ended December 31, 2023

Item 2. Properties, page 4

1. We note your disclosure on page 4 stating that SK 1300 does not permit the substitution of resources or reserves prepared under another regime. However the mineral resource and mineral reserve summary tables beginning on page 9, and the mineral resource and mineral reserve tables included with your individual property disclosure, with the exception of certain properties, have been prepared under other mineral reporting regimes, and are not compliant with SK 1300.

   Absent SK 1300 compliant mineral resources and mineral reserves, the accommodations under Item 1303(a)(3) and 1304(a)(2) of Regulation S-K for royalty and streaming companies permit the omission of information, including mineral resources and mineral reserves. These accommodations do not permit the substitution of mineral resources and mineral reserves prepared under other mineral reporting regimes. Please revise to remove resources and reserves from your filing that are not SK 1300 compliant.

   Please ensure all mineral resources and mineral reserves in your filing are presented corresponding to your fiscal year end, and include the point of reference, consistent with the requirements of Item 1303(b)(3) and Item 1304(d)(1) of Regulation S-K.

2. We note your disclosure on page 4 with respect to internal controls as they relate to mineral resource and mineral reserve reporting. In a separate section of your filing please provide the disclosure required by Item 1305 of Regulation S-K. We understand that you do not prepare estimates of mineral resources and reserves, however your disclosure on page 4 states that, in your view, these estimates are material to investors. Further we note these numbers, although provided by other operators, are used in accounting estimates such as impairment and depreciation analyses, as noted on page 76 of your Form 10-K filed February 15, 2024. As a royalty and streaming company this disclosure may include verification procedures or other analytical means that your company uses to track and report mineral resources and mineral reserves.

    Nonetheless, if these or similar processes are not in place include a statement to this affect in this section of your filing.

3. We note your disclosure of aggregate annual production for all properties. Item 1303(b)(2)(iv) of Regulation S-K requires a registrant with a royalty or similar economic interest to provide only the portion of production that led to royalty or other incomes for each of the three most recently completed years. Please tell us if the production numbers presented in the table reflect the portion of production that led to royalty or other income and, if not, revise to comply with the instruction.

    We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Please contact Paul Cline at 202-551-3851 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. If you have questions regarding comments on mining operations, please contact John Coleman at 202-551-3610 or Craig Arakawa at 202-551-3650.

                                            Sincerely,

                                            Division of Corporation Finance
                                            Office of Real Estate & Construction